Exhibit 99.3

01 - Jeffrey O. Parry* For Withhold 11DV *To serve as Class II director until the 2024 Annual Meeting of Shareholders Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. 03I3DD + + Proposals — The Board of Directors recommends a vote FOR the nominee listed and FOR Proposal 2. A 2. To approve the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2021 1. Election of Directors: For Against Abstain Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. Date (mm/dd/yyyy) — Please print date below. Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below B q IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q Annual Meeting Proxy Card 000004 MR A SAMPLE DESIGNATION (IF ANY) ADD 1 ADD 2 ADD 3 ADD 4 ADD 5 ADD 6 ENDORSEMENT_LINE______________ SACKPACK_____________ MMMMMMMMM MMMMMMMMMMMMMMM 512809 MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND C 1234567890 J N T C123456789 MMMMMMMMMMMM MMMMMMM 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext

Annual Meeting of Shareholders – September 23, 2021 Proxy Solicited On Behalf of the Board of Directors The undersigned shareholder hereby appoints Athanasios Feidakis and Olga Lambrianidou and each of them individually, proxies for the undersigned, with full power of substitution and re-substitution, to represent the undersigned and to vote all shares of GLOBUS MARITIME LIMITED (the “Company”) that the undersigned is entitled to vote at the Annual Meeting of Shareholders of the Company to be held on Thursday September 23, 2021 at 11:00 a.m. local time at the offices of Globus Shipmanagement Corp. located at 128 Vouliagmenis Avenue, 16674 Glyfada, Attica Greece and at any and all adjournments thereof as indicated herein. THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED HEREIN. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR PROPOSAL ONE AND PROPOSAL TWO, AND SHALL BE DEEMED TO AUTHORIZE THE PROXYHOLDERS TO VOTE IN THEIR DISCRETION AS TO ALL OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING TO THE EXTENT PERMITTED BY APPLICABLE LAW. PLEASE SIGN ON REVERSE Proxy — Globus Maritime Limited q IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q Non-Voting Items C + + Change of Address — Please print new address below. Comments — Please print your comments below. Meeting Attendance Mark box to the right if you plan to attend the Annual Meeting.